UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

CCC INFORMATION SERVICES GROUP INC.

(Name of the Issuer)

CCC Information Services Group Inc.

Investcorp S.A.

Cougar Holdings, Inc.

Cougar Merger Sub, Inc.

Githesh Ramamurthy

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

Series F Preferred Stock, par value $1.00 per share

(Title of Class of Securities)

12487Q198

(CUSIP Number of Class of Securities)

Githesh Ramamurthy

Chairman, President and Chief Executive Officer

CCC Information Services Group Inc.

World Trade Center Chicago

444 Merchandise Mart

Chicago, Illinois 60654

(312) 222-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Michael D. Levin, Esq. Latham & Watkins LLP Sears Tower, Suite 5800 233 S. Wacker Drive Chicago, IL 60606 312-876-7700	Peter J. Falconer, Esq. CCC Information Services Group Inc. World Trade Center Chicago 444 Merchandise Mart Chicago, IL 60654-1005 312-229-2170

E. Michael Greaney, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

212-351-4000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Proposed Maximum Aggregate Value of Transaction*	Amount Of Filing Fee**
$495,622,641	$58,335

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 16,683,610 shares of common stock of CCC Information Services Group Inc. (“CCC”) and (ii) $26.50, (b) the product of (i) 100 shares of Series F Preferred Stock of CCC and (ii) $1.00, (c) the product of (i) 1,451,941 shares of common stock of CCC subject to currently outstanding options and (ii) $26.50 minus weighted average price of $11.83 per share of outstanding options to purchase CCC common stock, and (d) the product of (i) 1,689,764 shares of common stock of CCC subject to currently outstanding warrants and (ii) $26.50 minus the weighted average price of $7.44 per shares of outstanding warrants to purchase CCC common stock.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Transaction Value by 0.0001177.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,335

Form or Registration No.:	Schedule 14A

Filing Party:	CCC Information Services Group Inc.

Date Filed:	October 25, 2005

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Introduction

This Amendment No. 7 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended through the date hereof (as amended, this “Statement” or this “Schedule 13E-3”), is being filed by (i) CCC Information Services Group Inc., a Delaware corporation (“CCC”), the issuer of the common stock, par value $0.10 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Investcorp S.A., a Luxembourg corporation (“Investcorp”), (iii) Cougar Holdings, Inc., a Delaware corporation (“Cougar Holdings”), (iv) Cougar Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cougar Holdings, Inc. (“Merger Sub”) and (v) Githesh Ramamurthy, an individual and chairman of the board of directors, president and the chief executive officer of CCC. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Statement.

The Schedule 13E-3 is amended and supplemented by adding the information contained herein. Only those items amended are reported herein. Capitalized terms used and not defined herein have the meaning set forth in the Statement.

Item 15. Additional Information

Regulation M-A Item 1011 (b)

Item 15(b) is hereby amended and supplemented by adding the following at the end thereof:

On February 9, 2006, at a special meeting of the stockholders of CCC Information Services Group Inc., CCC’s stockholders voted to adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 21, 2005, by and among Cougar Holdings, Merger Sub and CCC.

On February 10, 2006, the merger of Merger Sub with and into CCC (the “Merger”) was completed, with CCC continuing as the surviving corporation of the Merger.

In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive $26.50 in cash, without interest. Each share of Series F Preferred Stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive $1.00 in cash, plus accrued and unpaid dividends, if any, without interest. Shares owned by CCC as treasury stock, shares owned by Cougar Holdings, Merger Sub or any wholly owned subsidiary of Cougar Holdings or Merger Sub, including shares that were contributed to Cougar Holdings by Mr. Ramamurthy and certain other executive officers prior to the Merger, and shares owned by any of our wholly owned subsidiaries were cancelled without any payment. Shares held by stockholders who made proper demands for appraisal and did not vote in favor of adoption of the Merger Agreement were not entitled to receive the merger consideration.

Each option to purchase shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger vested and became exercisable into the right to receive an amount in cash equal to (i) the number of shares of common stock subject to the option, multiplied by (ii) $26.50 minus the per share exercise price of the option, net of any applicable withholding taxes. Each warrant issued and outstanding immediately prior to the effective time of the Merger became exercisable into the right to receive an amount in cash equal to (i) the number of shares of common stock subject to the warrant, multiplied by (ii) $26.50 minus the per share exercise price of the warrant, net of any applicable withholding taxes.

CCC Common Stock will cease to trade on the NASDAQ National Market and be delisted as of the close of market on February 10, 2006. The Company will file a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits

Regulation M-A Item 1016(a)-(d), (f) and (g)

Item 16 is hereby amended and supplemented by adding the following exhibits thereto:

(a)(8)	Press release issued by CCC Information Services Group Inc., dated February 9, 2006, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on February 9, 2006.

(a)(9)	Press release issued by CCC Information Services Group Inc., dated February 10, 2006, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on February 10, 2006.

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SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CCC INFORMATION SERVICES GROUP INC.

Date: February 10, 2006	By:	/s/ Githesh Ramamurthy
	Name:	Githesh Ramamurthy
	Title:	Chairman, President and Chief Executive Officer

INVESTCORP S.A.

Date: February 10, 2006	By:	/s/ Jonathan C. Minor
	Name:	Jonathan C. Minor
	Title:	Director

COUGAR HOLDINGS, INC.

Date: February 10, 2006	By:	/s/ W. Christian McCollum
	Name:	W. Christian McCollum
	Title:	Chief Executive Officer and President

COUGAR MERGER SUB, INC.

Date: February 10, 2006	By:	/s/ W. Christian McCollum
	Name:	W. Christian McCollum
	Title:	Chief Executive Officer and President

Date: February 10, 2006	By:	/s/ Githesh Ramamurthy
Githesh Ramamurthy, individually

S-1

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of CCC Information Services Group Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on January 9, 2006.

(a)(2)	Notice of Special Meeting of Stockholders of CCC Information Services Group Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on January 9, 2006.

(a)(3)	Proxy Statement of CCC Information Services Group Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on January 9, 2006.

(a)(4)	Press release issued by CCC Information Services Group Inc., dated September 22, 2005, incorporated herein by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on September 22, 2005.

(a)(5)	Press release issued by CCC Information Services Group Inc., dated January 9, 2006, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on January 9, 2006.

(a)(6)	Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Libray Investment Partners, LLC, on behalf of itself and all others similarly situated, v. Githesh Ramamurthy, John D. Collins, Morgan Davis, et al., Civil Action No. 1879-N, filed January 10, 2006, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on January 13, 2006.

(a)(7)	Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned James Donovan and Linda Donovan, on behalf of themselves and all others similarly situated, v. CCC Information Services Group Inc., et al., Civil Action No. 1903-N, filed January 24, 2006, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on January 30, 2006.

(a)(8)	Press release issued by CCC Information Services Group Inc., dated February 9, 2006, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on February 9, 2006.

(a)(9)	Press release issued by CCC Information Services Group Inc., dated February 10, 2006, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on February 10, 2006.

(b)(1)	Senior Facilities Commitment Letter Agreement by and among J.P. Morgan Securities Inc., JP Morgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Investcorp Investment Equity Limited, dated October 5, 2005.*

(b)(2)	Commitment Letter Agreement by and among G.S. Mezzanine Partners III Onshore Fund, L.P., GS Mezzanine Partners III Offshore Fund, L.P., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P. and Investcorp Investment Equity Limited, dated September 21, 2005.*

(c)(1)	Fairness Opinion of Credit Suisse First Boston, dated September 21, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on January 9, 2006.

(c)(2)	Presentation of Credit Suisse First Boston to the Board of Directors of CCC Information Services Group Inc., dated September 20, 2005.*

(d)(1)	Agreement and Plan of Merger, dated as of September 21, 2005, by and among Cougar Holdings, Inc., Cougar Merger Sub, Inc. and CCC Information Services Group Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on January 9, 2006.

(d)(2)	Stockholders’ Agreement, dated September 21 2005, among Cougar Holdings, Inc., White River Ventures, Inc. and Capricorn Investors III, L.P., incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on September 22, 2005.

(d)(3)	Letter Agreement, dated September 21, 2005, between Githesh Ramamurthy and Cougar Holdings, Inc., together with management arrangement term sheet.*

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on January 9, 2006.

(g)	None.

*Previously filed on October 25, 2005.